UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second Quarter 2013 Results and Increases Quarterly Dividend,” dated August 6, 2013.

Exhibit

1.	Press Release dated August 6, 2013

Exhibit 1

Textainer Group Holdings Limited

Reports Second Quarter 2013 Results and Increases Quarterly Dividend

•	Total revenues of $130.1 million, an increase of 8.4% from the prior year quarter

•	Net income attributable to Textainer Group Holdings Limited common shareholders of $48.8 million, an increase of 6.6% from the prior year quarter

•	Adjusted EBITDA(1) of $106.2 million, an increase of 14.6% from the prior year quarter

HAMILTON, Bermuda – (BUSINESS WIRE) – August 6, 2013 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size reported second quarter 2013 results.

“The second quarter was marked by attractive growth in both our lease rental income and net income,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “EBITDA also increased significantly from the second quarter of last year demonstrating our strong generation of cash.

“Total capex ordered for delivery in 2013 was $692 million. Our fleet size has grown by 9.4% over the past twelve months to 2.9 million TEU. Utilization has averaged 95.1% year to date and is 94.3% currently. Utilization has been quite stable remaining within 1% of its current level for more than four months.

“Although the demand for containers improved in the second quarter, we continue to see compression of returns due to the high level of liquidity among container lessors and the ease with which containers can be purchased at factories. We expect these market conditions to continue for the near term. We are also expecting a muted peak season with utilization remaining near today’s levels as the market stabilizes,” added Mr. Brewer.

Business Highlights:

•

Continued strong pace of expansion, investing $494 million in new and used containers year-to-date following $198 million invested in new containers in the fourth quarter of 2012 for lease outs in 2013;

•	Total fleet size grew by 9.4% to 2.9 million TEU, given the strong pace of investment over the past year;

•	Announced a collaboration with Trifleet allowing expansion into tank leasing with one of the leaders in the industry;

•

Reduced our average effective interest rate (which includes interest rate swaps) by 145 basis points year-over-year and by 34 basis points compared to the prior quarter, while increasing the size of several financing facilities;

•	Achieved average utilization of 94.7% during the quarter and 94.3% currently; and

•	Increased dividend to $0.47 per share, resulting in the Company’s fourteenth consecutive quarterly increase.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q2 QTD			Q2 YTD
	2013	2012	% Change	2013	2012	% Change
Total revenues	$130,084	$119,990	8.4%	$258,847	$237,505	9.0%
Income from operations	$72,061	$69,245	4.1%	$148,131	$137,225	7.9%
Net income attributable to Textainer Group Holdings Limited common shareholders	$48,815	$45,809	6.6%	$97,149	$95,719	1.5%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.86	$0.91	-5.5%	$1.71	$1.90	-10.0%
Adjusted net income(1)	$45,668	$44,674	2.2%	$91,790	$93,516	-1.8%
Adjusted net income per diluted common share(1)	$0.80	$0.89	-10.1%	$1.61	$1.85	-13.0%
Adjusted EBITDA(1)	$106,227	$92,698	14.6%	$214,767	$183,052	17.3%
Average fleet utilization	94.7%	97.5%	-2.9%	95.1%	97.2%	-2.2%
Total fleet size at end of period (TEU)	2,860,549	2,615,282	9.4%
Owned percentage of total fleet at end of period	74.0%	60.4%	22.5%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and related impact of reconciling item on net income (loss) attributable to the noncontrolling interest (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net income attributable to the NCI, depreciation and amortization expense and related impact of reconciling items on net income (loss) attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Second Quarter Results:

Textainer’s financial results benefited from a 33.9% increase in the size of the owned container fleet in the second quarter of 2013, compared to the year ago quarter, offset by incremental increases in depreciation expense and direct container expense due to the larger owned container fleet and lower utilization. Textainer has experienced a significant increase in the useful lives of its containers over the past few years as the Company has entered into more lifecycle leases and shipping lines have kept containers on-lease for longer periods. As a result, the Company increased the estimated useful lives of its non-refrigerated containers from 12 years to 13 years beginning in the first quarter of 2013 based on this extended period of higher useful lives and a view that new equipment lives will remain consistent with recent levels. This change resulted in $6.8 million less depreciation expense in the second quarter of 2013 than would have been recorded using the prior 12 year useful life during the quarter. The second quarter also included a $1.8 million provision for bad debt related to a customer that filed for bankruptcy; we are working through the recovery process with this customer.

During the second quarter, Textainer refinanced one of its revolving credit facilities, reducing its credit spread by 175 basis points and expanding its size to an aggregate commitment amount of $170 million, an increase of $50 million. The Company also expanded the size of its corporate revolver by $100 million. Overall, the Company reduced its average effective interest rate by 145 basis points year-over-year and by 34 basis points compared to the prior quarter.

Outlook

“While we have made robust investments over the past twelve months and our fleet continues to grow, demand has been softer than expected due to lower than projected trade growth and the inability to successfully implement and maintain general freight rate increases,” stated Mr. Brewer. “While we experienced an increase in demand in June and July, we believe the peak season will be subdued and the competitive dynamics of our industry will contribute to a similar earnings environment during the second half of 2013 as during the first half.

“We expect that total new container production will be substantially below the level of 2012, and that lessors will purchase around 50% of total output. New container prices have declined steadily since March and are at levels not seen since early 2010. We do not expect to see new container prices rise significantly from their current levels during the remainder of the year. Used container prices have fallen by approximately 10% over the last twelve months and additional declines are possible. We expect to see an increasing number of purchase leaseback opportunities, but pricing for such deals is equally as competitive as for new equipment lease-outs. Additionally, although we are just getting started, we are excited about the opportunity to work with Trifleet to expand into the tank market,” concluded Mr. Brewer.

Dividend

On August 2, 2013, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on Textainer’s issued and outstanding common shares, payable on August 27, 2013 to shareholders of record as of August 16, 2013. This dividend is an increase of $0.01 per share from the prior quarter and represents 59% of this quarter’s adjusted net income(1).

“We increased our dividend by $0.01 from the prior quarter. While we continue to target a dividend level of approximately 50% of net income, this payout is slightly higher at 59%,” stated Mr. Brewer. “Our dividend reflects our confidence in the long-term outlook for our business and in our strong cash flow. We believe our dividend enables us to balance investing for growth in the business and providing attractive ongoing returns to our shareholders.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, August 6, 2013 to discuss Textainer’s second quarter 2013 results. An archive of the Webcast will be available one hour after the live call through August 7, 2014. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 35300627. To access the live Webcast or archive, please visit Textainer’s website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had approximately 1.9 million containers, representing approximately 2.9 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers in the world. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,200 customers worldwide. Textainer operates via an international network of 14 regional and area offices, as well as approximately 400 independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that certain market conditions, such as compressed returns of containers due to the high level of liquidity among container lessors and the ease with which containers can be purchased at factories, will continue for the near term; (ii) Textainer’s expectation of a muted peak season with utilization remaining near today’s levels as the market stabilizes; (iii) Textainer’s belief that the peak season will be subdued and the competitive dynamics of its industry will contribute to a similar earnings environment during the second half of 2013 as during the first half; (iv) Textainer’s expectation that a total new container production will be substantially below the level of 2012, and that lessors will purchase around 50% of total output; (v) Textainer’s expectation that new container prices will not rise significantly from their current levels during the remainder of the year; (vi) Textainer’s belief that additional declines in used container prices are possible; and (vii) Textainer’s expectation that it will see an increasing number of purchase leaseback opportunities, but that pricing for such deals will be equally as competitive as for new equipment lease-outs. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Six Months Ended June 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2013		2012		2013		2012
Revenues:
Lease rental income		$115,370		$91,791		$228,597		$179,679
Management fees		4,949		7,293		10,232		14,094
Trading container sales proceeds		2,102		12,744		4,895		24,281
Gains on sale of containers, net		7,663		8,162		15,123		19,451

Total revenues		130,084		119,990		258,847		237,505

Operating expenses:
Direct container expense		10,134		6,104		19,138		12,164
Cost of trading containers sold		1,745		11,130		4,210		21,132
Depreciation expense		33,833		22,801		66,516		44,381
Amortization expense		1,088		1,299		2,175		2,605
General and administrative expense		6,167		5,822		12,604		11,545
Short-term incentive compensation expense		685		1,322		1,372		2,314
Long-term incentive compensation expense		1,134		1,524		2,214		3,678
Bad debt expense, net		3,237		743		2,487		2,461

Total operating expenses		58,023		50,745		110,716		100,280

Income from operations		72,061		69,245		148,131		137,225

Other income (expense):
Interest expense		(20,894)		(18,531)		(42,523)		(33,250)
Interest income		31		35		69		63
Realized losses on interest rate swaps and caps, net		(2,089)		(2,529)		(4,479)		(5,079)
Unrealized gains on interest rate swaps and caps, net		3,981		1,025		6,268		2,073
Other, net		(10)		(1)		(29)		(2)

Net other expense		(18,981)		(20,001)		(40,694)		(36,195)

Income before income tax and noncontrolling interest		53,080		49,244		107,437		101,030
Income tax expense		(2,240)		(4,122)		(6,781)		(6,445)

Net income		50,840		45,122		100,656		94,585
Less: Net (income) loss attributable to the noncontrolling interest	(2,025)		687		(3,507)		1,134

Net income attributable to Textainer Group Holdings Limited common shareholders	$48,815		$45,809		$97,149		$95,719

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.87		$0.92		$1.73		$1.93
Diluted	$0.86		$0.91		$1.71		$1.90
Weighted average shares outstanding (in thousands):
Basic	56,298		49,543		56,266		49,484
Diluted	56,875		50,358		56,840		50,442
Other comprehensive income:
Foreign currency translation adjustments		(37)		(72)		(134)		5

Comprehensive income		50,803		45,050		100,522		94,590
Comprehensive (income) loss attributable to the noncontrolling interest		(2,025)		687		(3,507)		1,134

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$48,778		$45,737		$97,015		$95,724

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2013 and December 31, 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2013	2012
Assets
Current assets:
Cash and cash equivalents	$92,755	$100,127
Accounts receivable, net of allowance for doubtful accounts of $9,455 and $8,025 in 2013 and 2012, respectively	95,543	94,102
Net investment in direct financing and sales-type leases	58,713	43,253
Trading containers	19,059	7,296
Containers held for sale	27,661	15,717
Prepaid expenses	11,929	14,006
Deferred taxes	2,299	2,332
Due from affiliates, net	3	4,377

Total current assets	307,962	281,210
Restricted cash	46,010	54,945
Containers, net of accumulated depreciation of $502,246 and $490,930 at 2013 and 2012, respectively	3,020,035	2,916,673
Net investment in direct financing and sales-type leases	218,498	173,634
Fixed assets, net of accumulated depreciation of $8,484 and $9,189 at 2013 and 2012, respectively	1,641	1,621
Intangible assets, net of accumulated amortization of $29,137 and $26,963 at 2013 and 2012, respectively	31,208	33,383
Interest rate swaps and caps	811	—
Other assets	16,265	14,614

Total assets	$3,642,430	$3,476,080

Liabilities and Equity
Current liabilities:
Accounts payable	$6,951	$4,451
Accrued expenses	9,373	14,329
Container contracts payable	23,988	87,708
Deferred revenue and other	428	1,681
Due to owners, net	13,661	13,218
Bonds payable	131,500	131,500

Total current liabilities	185,901	252,887
Revolving credit facilities	797,061	549,911
Secured debt facility	870,100	874,000
Bonds payable	640,542	706,291
Interest rate swaps and caps	5,362	10,819
Income tax payable	16,645	27,580
Deferred taxes	19,335	5,249
Other liabilities	3,304	3,210

Total liabilities	2,538,250	2,429,947

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,316,678 and 55,754,529 at 2013 and 2012, respectively	563	558
Additional paid-in capital	361,339	354,448
Accumulated other comprehensive income	(20)	114
Retained earnings	698,323	652,383

Total Textainer Group Holdings Limited shareholders’ equity	1,060,205	1,007,503
Noncontrolling interest	43,975	38,630

Total equity	1,104,180	1,046,133

Total liabilities and equity	$3,642,430	$3,476,080

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2013	2012
Cash flows from operating activities:
Net income	$100,656	$94,585

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	66,516	44,381
Bad debt expense, net	2,487	2,461
Unrealized gains on interest rate swaps and caps, net	(6,268)	(2,073)
Amortization of debt issuance costs	5,985	6,370
Amortization of intangible assets	2,175	2,605
Amortization of acquired net below-market leases	—	(33)
Amortization of deferred revenue	(970)	(4,532)
Amortization of unearned income on direct financing and sales-type leases	(10,679)	(5,407)
Gains on sale of containers, net	(15,123)	(19,451)
Share-based compensation expense	2,557	4,190
Changes in operating assets and liabilities	(10,284)	(14,571)

Total adjustments	36,396	13,940

Net cash provided by operating activities	137,052	108,525

Cash flows from investing activities:
Purchase of containers and fixed assets	(376,002)	(316,021)
Proceeds from sale of containers and fixed assets	58,678	47,563
Receipt of principal payments on direct financing and sales-type leases	37,240	18,157

Net cash used in investing activities	(280,084)	(250,301)

Cash flows from financing activities:
Proceeds from revolving credit facilities	258,368	150,530
Principal payments on revolving credit facilities	(11,218)	(123,993)
Proceeds from secured debt facility	34,100	654,000
Principal payments on secured debt facility	(38,000)	(832,697)
Proceeds from bonds payable	—	400,000
Principal payments on bonds payable	(65,749)	(52,418)
Decrease (increase) in restricted cash	8,935	(770)
Debt issuance costs	(5,610)	(18,500)
Issuance of common shares upon exercise of share options	2,048	3,763
Excess tax benefit from share-based compensation awards	2,291	2,707
Capital contributions from noncontrolling interest	1,838	4,589
Dividends paid	(51,209)	(38,104)

Net cash provided by financing activities	135,794	149,107

Effect of exchange rate changes	(134)	5

Net (decrease) increase in cash and cash equivalents	(7,372)	7,336
Cash and cash equivalents, beginning of the year	100,127	74,816

Cash and cash equivalents, end of period	$92,755	$82,152

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Six Months Ended June 30, 2013 and 2012

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and six months ended June 30, 2013 and 2012, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net income (loss) attributable to the noncontrolling interest (“NCI”), depreciation and amortization expense and the related impact of reconciling items on net income (loss) attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling item on net income (loss) attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized gains on interest rate swaps and caps, net and the related impact of reconciling item on net income (loss) attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap or cap held to maturity the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP

Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither Adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$48,815	$45,809	$97,149	$95,719
Adjustments:
Unrealized gains on interest rate swaps and caps, net	(3,981)	(1,025)	(6,268)	(2,073)
Impact of reconciling item on net income (loss) attributable to the noncontrolling interest	834	(110)	909	(130)

Adjusted net income	$45,668	$44,674	$91,790	$93,516

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings
Limited common shareholders per diluted common share	$0.86	$0.91	$1.71	$1.90
Adjustments:
Unrealized gains on interest rate swaps and caps, net	(0.07)	(0.02)	(0.11)	(0.05)
Impact of reconciling item on net income (loss) attributable to the noncontrolling interest	0.01	—	0.01	—

Adjusted net income per diluted common share	$0.80	$0.89	$1.61	$1.85

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$48,815	$45,809	$97,149	$95,719
Adjustments:
Interest income	(31)	(35)	(69)	(63)
Interest expense	20,894	18,531	42,523	33,250
Realized losses on interest rate swaps and caps, net	2,089	2,529	4,479	5,079
Unrealized gains on interest rate swaps and caps, net	(3,981)	(1,025)	(6,268)	(2,073)
Income tax expense	2,240	4,122	6,781	6,445
Net income (loss) attributable to the noncontrolling interest	2,025	(687)	3,507	(1,134)
Depreciation expense	33,833	22,801	66,516	44,381
Amortization expense	1,088	1,299	2,175	2,605
Impact of reconciling items on net income (loss) attributable to the noncontrolling interest	(745)	(646)	(2,026)	(1,157)

Adjusted EBITDA	$106,227	$92,698	$214,767	$183,052

Net cash provided by operating activities			$137,052	$108,525
Adjustments:
Bad debt expense, net			(2,487)	(2,461)
Amortization of debt issuance costs			(5,985)	(6,370)
Amortization of acquired net below market leases			—	33
Amortization of deferred revenue			970	4,532
Amortization of unearned income on direct financing and sales-type leases			10,679	5,407
Gains on sale of containers, net			15,123	19,451
Share-based compensation expense			(2,557)	(4,190)
Interest income			(69)	(63)
Interest expense			42,523	33,250
Realized losses on interest rate swaps and caps, net			4,479	5,079
Income tax expense			6,781	6,445
Changes in operating assets and liabilities			10,284	14,571
Impact of reconciling items on net income (loss) attributable to the noncontrolling interest			(2,026)	(1,157)

Adjusted EBITDA			$214,767	$183,052

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer